VHGI HOLDINGS, INC.
777 Main St. Suite 3100
Fort Worth, TX  76102

July 19, 2012

Craig D. Wilson
Sr. Asst. Chief Accountant
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:          VHGI Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed April 16, 2012
Form 8-K/A filed May 3, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed May 21, 2012
File No. 000-17520

Dear Mr. Wilson:

On behalf of VHGI Holdings, Inc., this letter responds to your comment letter dated May 29, 2012.  The Company’s answers are set forth below under your numbered comments. As a general note, it is our intention to file amendments to the above-referenced Form 10-K and Form 8-K as promptly as possible.

Form 10-K for the Fiscal Year Ended December 31, 2011

Acquisitions, page 5

1.           We note your disclosure of reserves in this section of your filing. Please forward to our engineer, as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

●           Acreage breakdown by owned, leased or other;

●           Maps showing property, mine permit and reserve boundaries, recent and historic production areas, and seams mined;

●           Drill-hole maps showing drill intercepts;

●           Justifications for the sample spacing used at various classification levels;

●           General cross-sections that indicate the relationship between coal seams, geology, and topography;

●           A detailed description of your procedures for estimating “reserves;”

●           The specific criteria used to estimate reserves;

●           An indication of how many years are left in your longest-term mining plan for each reserve block;

●           Site specific economic justification for the criteria you used to estimate reserves;

●           Mining plans or feasibility studies including production schedules, cost estimates, and cash flow projections to establish the existence of reserves as defined in Industry Guide 7;

●           Third party reviews of your reserves that were developed within the last three years; and

●           Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, if possible please provide the requested information on a CD, formatted as Adobe PDF files. Please provide the name and phone number for a technical person our engineer may call if he has technical questions about your reserves. In the event your company requires the return of the supplemental material, please make a written request with your letter of transmittal. If there are any questions concerning the above request, please call John Coleman, Mining Engineer at (202) 551-3610.

RESPONSE:  The requested information is included on a CD that is being mailed to your attention, and corresponds to the references set forth in the table below. The technical person your engineer may call if he has technical questions about our coal reserves is Phil Medley at 812-891-3215.

Number of Requested Information in Comment 1	Requested Information	Name of Document on CD	Location and Content of Document
1	Acreage breakdown by owned, leased or other;	Doc_A Doc_B Doc_C	See page 1, Lily Group, Inc. Landree Mine Coal Resource Confirmation and Valuation by Skelly and Loy Warranty Deed Western Pocahontas Coal Mining Lease

2	Maps showing property, mine permit and reserve boundaries, recent and historic production areas, and seams mined;	Doc_D	Reserve Bound-Model Map
3	Drill-hole maps showing drill intercepts;	Doc_E	Drill Map
4	Justifications for the sample spacing used at various classification levels;	Doc_A	Page 4, Lily Group, Inc. Landree Mine Coal Resource Confirmation and Valuation by Skelly and Loy
5	General cross-sections that indicate the relationship between coal seams, geology, and topography;	Doc_F Doc_G	Regrade A-B Model Map Regrade C-D Model Map
6	A detailed description of your procedures for estimating “reserves;”	Doc_A	Page 4, Lily Group, Inc. Landree Mine Coal Resource Confirmation and Valuation by Skelly and Loy
7	The specific criteria used to estimate reserves;	Doc_A	Page 4, Lily Group, Inc. Landree Mine Coal Resource Confirmation and Valuation by Skelly and Loy

8	An indication of how many years are left in your longest-term mining plan for each reserve block;	Doc_A	Page 18, last sentence, Lily Group, Inc. Landree Mine Coal Resource Confirmation and Valuation by Skelly and Loy
9	Site specific economic justification for the criteria you used to estimate reserves;	Doc_H	Page 2 highlighted in yellow, Coal Outlook for Landree Mine
10	Mining plans or feasibility studies including production schedules, cost estimates, and cash flow projections to establish the existence of reserves as defined in Industry Guide 7; and	Doc_A	Page 19, Lily Group, Inc. Landree Mine Coal Resource Confirmation and Valuation by Skelly and Loy
11	Third party reviews of your reserves that were developed within the last three years	Doc_A	Lily Group, Inc. Landree Mine Coal Resource Confirmation and Valuation by Skelly and Loy

Description of Property, page 10

2.           We note your reference to precious metal resources and ore reserves in this section of your filing. Only proven and probable reserves meeting the definitions provided in paragraph (a) of Industry Guide 7 may be disclosed in filings with the United States Securities and Exchange Commission. Please revise to modify your disclosure by removing all references to mineral resources and mineral reserves that do not meet the definitions provided in Industry Guide 7.

RESPONSE: We have revised the filing to address the comment above.

3.           Please revise to insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

●           A legend or explanation showing every pattern or symbol used on the map or drawing;

●           A graphical bar scale or representations;

●           A north arrow;

●           An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located; and

●           A title of the map or drawing and the date in which it was drawn.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

RESPONSE:  We have revised the filing to address the comment above.

4.           Please revise to disclose information regarding your land and mineral rights for each of your material properties. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

●           The nature of your ownership or interest in the property;

●           A description of all interests in your properties, including the terms of all underlying agreements and royalties;

●           An outline of the process by which mineral rights are acquired at the location and details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims, or concessions;

●           An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession;

●           Include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration;

●           The conditions that must be met to retain your rights, claims or leases; including the quantification and timing of all necessary payments and the party who is responsible for paying these amounts; and

●           The area of your claims, either in hectares or in acres.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7. In your response please provide a draft of your proposed future disclosure.

RESPONSE:  We have revised the filing to address the comment above.

5.           Please revise to disclose the information required under paragraph (b) of Industry Guide 7 for all material properties. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

●          The location and means of access to your property, including the modes of transportation utilized to and from the property;

●           A brief description of the rock formations and mineralization of existing or potential economic significance on the property;

●           A description of any work completed on the property and its present condition;

●           The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

●           A description of equipment, infrastructure, and other facilities;

●           The current state of exploration of the property;

●           The total costs incurred to date and all planned future costs;

●           The source of power and water that can be utilized at the property; and

●           If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to paragraph (b) of Industry Guide 7 for specific guidance pertaining to the foregoing. In your response please provide a draft of your proposed future disclosure.

RESPONSE:  We have revised the filing to address the comment above.

6.           In the event your coal reserves meet the criteria established in paragraph (a) of Industry Guide 7, please revise to disclose the material information associated you’re your reserves pursuant to the Instructions to Item 102 of Regulation S-K. This information should include:

●           Proven and probable tonnages that are “assigned” to an existing facility and those that have not been “assigned;”

●           Coal properties such as thermal or metallurgical, energy content, sulfur content, and compliance or non-compliance coal. Please report Btu content with natural moisture in the calculation versus “dry” coal;

●           Tonnages that are leased or owned;

●           For coal reported as in-situ coal the average mining and wash plant recoveries and an indication regarding whether these losses have or have not been reflected in the total recoverable reserves; and

●          Clearly state if the reserves reported are “in the ground” or “recoverable.”

We suggest disclosing this information in a tabulated format.

RESPONSE:  We have revised the filing to address the comment above.

Report of Independent Registered Public Accounting Firm, page F-1

7.           We note the audit report includes the name but not the signature of your independent registered public accounting firm. Please confirm that you have an actual signed copy of the report on file. Please revise to include an audit report with a conformed signature of your independent registered public accounting firm. Please refer to Rule 2-02(a) of Regulation S-X and Item 302 of Regulation S-T.

RESPONSE:  We hereby confirm that we have an actual signed copy of the report on file and have refilled the filing with the conformed signature.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 18

8.           Please tell us what consideration was given to disclosing any changes to your internal control over financial reporting during the last fiscal quarter. Please refer to Item 308(c) of Regulation S-K.

RESPONSE:  We have revised the filing to address the comment above.

Exhibits 31.1 and 31.2

9.           We note that you did not specify in the first paragraph that the report is your annual report and that at times you use the phrase “annual report” in place of the word “report” in your certification paragraphs 2, 3 and 4. Please note that the language in certifications required by Rule 13a-14(a) may not be altered in any manner from the form appearing in Item 601(b) (31) (i) of Regulation S-K. For guidance please see Section II.B.4 of SEC Release No. 33-8124. Please revise to conform the language in your certifications to Item 601(b)(31)(i) of Regulation S-K.

RESPONSE:  We have revised the filing as requested.

Form 8-K/A filed May 3, 2012

Exhibit 99.2

10.           We note from your description of adjustment “B” that “net values are assumed.” Please explain your basis for presenting amounts as “net values.” In this regard, we note from your subsequently filed Form 10-Q that you recorded approximately $46 million of property and equipment as a result of the acquisition. Please revise as necessary.

RESPONSE:  At the time of the preparation of the pro forma financial statements included in exhibit 99.2 accompanying our 8-K/A filed May 3, 2012 and as of the filing date of our 10-Q for the period ended March 31, 2012, we were still in the process of allocating the purchase price of the acquisition of the Lily Group, Inc.   Accordingly information available to us at the time of the filing of the 10-Q changed from the information available to us at the time of the filing of our 8-K/A.  Accordingly we will revise our previously submitted pro forma financial statements to reflect the purchase price allocation disclosed in our form 10-Q filed May 21, 2012.  Please note that as of the date of our 10-Q for the period ended March 31, 2012 we are still in the process of allocating the purchase price of the Lily Group, Inc.

11.           With regard to the pro forma balance sheet adjustments giving effect to intangible assets acquired and debt incurred in connection with the acquisition of Lily, please tell us what consideration was given to including pro adjustments in your pro forma statements of operations for amortization expense related to the intangible assets, as well as interest expense related to the promissory notes. To the extent that material pro forma adjustments are necessary, please revise accordingly. Please refer to Rule 8-05 of Regulation S-X.

RESPONSE:  As discussed in response to comment 10 above, as of the filing of the 8-K/A and the 10-Q for the period ended March 31, 2012, we were still in the process of allocating the purchase price of the Lily Group, Inc.   We are currently aware of at least one long-term contract which is still in the process of being evaluated for its fair value.   As of the filing dates, we were not complete in estimating the fair value of this contract (if any) nor had we made a determination of the useful life of the contract.  Accordingly, we made no estimate for a provisional value of the contract nor did we estimate any amortization expense of the asset.   In addition to revising our pro forma financial statements for comment 10 above, we will also include revisions to record interest expense for the promissory notes issued in conjunction with the acquisition of Lily Group, Inc.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Unaudited Condensed Consolidated Financial Statements

Note 11 - Restatement, page 16

12.           We note that you restated your financial statements for the quarter ended March 31, 2011 to correct an error. Please tell us or revise to disclose your conclusion as to whether or not the error was material. Please tell us whether the error impacted other quarterly and annual periods and provide us with a SAB 99 analysis to support your materiality assessment.

RESPONSE:  We have concluded that the error was material, and intend to file amendments to our quarterly reports on Form 10-Q for the three-month periods ended March 31, 2011, June 30, 2011, and September 30, 2011, as well as or annual report on Form 10-K for the year ended December 31, 2011, in order to reflect the restatement. It is our intention to file these amendments as promptly as possible.

Note 12 — Lily Acquisition, page 17

13.           We note from disclosure on page 8 that you issued 700,000 shares of series A convertible preferred stock with a $10 par value to the former owner of Lily. It appears that this preferred stock was recorded at its book value of $7,000,000. Please tell us what consideration was given to recording the preferred stock issued at fair value. In your response please refer to your compliance with ASC 805-30-30-7.

RESPONSE:  In accordance with ASC 805-30-30-7, we considered the fair value of the consideration transferred to effect the acquisition of Lily Group, Inc., which included 700,000 shares of series A convertible preferred stock.  Given the Company’s current debt level, and negative cash flows (both historical and projected), we estimated that the minimum fair value of the series A preferred stock issued in connection the acquisition of Lily Group, Inc., is its liquidation preference of $7,000,000 as it is liken unto a debt instrument.  However, we considered the guidance in ASC 480 and determined that equity classification was appropriate for the series A preferred stock.

14.           We note your disclosure indicating that the “acquisition of Lily was recorded by allocating the total purchase consideration to the fair value of the net assets acquired, including intangible assets.” However, your purchase price allocation indicates that property and equipment was the only asset acquired. Please describe the assets purchased in greater detail including how fair values were determined. Also, please explain how the transaction resulted in no goodwill being recorded. In your response please refer to your compliance with ASC 805-20-25-1 and ASC 805-30-25-1.

RESPONSE:  In addition to the acquired property and equipment, other assets acquired consisted of various working capital assets, including cash, prepaid expenses, and accounts receivable.  The fair value of these acquired assets were valued at their carrying values due to the short-term nature of each of these assets.  With regards to the fair value of the property and equipment acquired, we determined that fair value of the acquired property equipment was most represented by the fair values of the consideration transferred and liabilities assumed in the transaction.   Accordingly no goodwill was recorded as a result of the allocation of the purchase price.

With regards to the application of ASC 805-10-25-1, we determined that acquisition of Lily Group, Inc. was a business combination and fell under the scope of ASC 805.  Lily Group, Inc. included inputs (i.e. proved property and the development of an infrastructure) and outputs (i.e. processes to begin extracting the proven reserves) which will render Lily Group, Inc. capable of generating returns and economic benefits for the Company’s investors.  Accordingly, we believe Lily Group, Inc. met the definition of a business under ASC 805.

With regards to our consideration of ASC 805-30-25-1, we determined that the fair value of the assets acquired, primarily the acquired property and equipment, were more represented by the fair values of the consideration transferred and the liabilities assumed in the transaction. Our alternative was to record a substantial bargain purchase gain based on the engineer estimate of value near the acquisition date.  We did not believe that a bargain purchase gain was appropriate in this transaction and therefore recorded the fair value of the acquired assets to be equal to that of the fair value of the consideration transferred and the liabilities assumed.

15.           Please tell us if there was a preexisting relationship with Lily prior to the acquisition and what consideration was given to the guidance of ASC 805-10-25-20 through 22.

RESPONSE:  The only preexisting relationship between the Company and Lily Group, Inc. was a promissory note where VHGI was the creditor and Lily Group, Inc. was the debtor.  This note remained intact as of the date of the acquisition and is intended to be repaid by Lily Group, Inc. to the parent.   We concluded that this note agreement was not separate from the business combination.  We considered the guidance in ASC 805-10-25-20 through 22 in arriving at our conclusion.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 20

16.           We note from disclosure on page 17 that certain of your loans are either past due or are in excess of their credit limit. Please tell us how you intend to remediate each of these conditions and what consideration was given to disclosing the reasonably likely impact of these conditions on liquidity. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

RESPONSE:  We have revised the filing to address the comment above, and to reflect the fact that we intend to retire the above-referenced debt, either with the proceeds of new financing efforts or by negotiating to convert it into equity, subject in either case to the approval by our stockholders of an amendment to our Certificate of Incorporation allowing for an increase in the number of authorized shares of our preferred stock.

Item 4. Controls and Procedures

Disclosure Controls and Procedures, page 20

17.           We note that your “certifying officer” concluded that your disclosure controls and procedures were effective as of March 31, 2012. We also note that your CFO is the “certifying officer.” Your conclusion on the effectiveness of disclosure controls and procedures must be based on an evaluation conducted with the participation of the both your principal executive and principal financial officers pursuant to Exchange Act Rule 13a-15(b). Please explain to us how a conclusion was reached without the principal executive officer’s participation. If the principal officer participated in the evaluation, please revise your disclosures accordingly.

RESPONSE:  We have revised the filing to clarify the fact that both our principal financial officer and principal executive officer participated in the above-referenced evaluation.

Exhibit 3.2

18.           Please amend to file the certification of your chief financial officer as exhibit 31.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

●           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an action with respect to the filing; and

●          the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:  We amended the filing to include the certification of our principal financial officer.

Company Acknowledgements

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Michael Laussade at (214) 953-5805 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Douglas P. Martin
Douglas P. Martin

cc:           Michael Laussade
Jackson Walker L.L.P.